May 5, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Attention: Emily Drazan, Staff Attorney

Re:      FTE Networks, Inc.

Registration statement on Form 10

Filed March 17, 2015

File No. 000-31355

Dear Mr. Spirgel:

On behalf of FTE Networks, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 1 to Form 10-12G (“Amendment No. 1”), marked to show changes from the Registration Statement on Form 10-12G (the “Form 10”) of the Company (File No. 000-31355), filed with the Securities and Exchange Commission on March 17, 2015. We acknowledge receipt of the letter of comment (the “Comment Letter”) dated April 13, 2015 from the staff of the Division of Corporation Finance of the Commission (the “Staff”) regarding the Form 10. The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

General

SEC Comment #1:

We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and re-file a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. You are required to file your reports even if we continue to review and comment upon your registration statement.

U.S. Securities and Exchange Commission

May 5, 2015

Management’s Response to Comment #1:

The Company acknowledges the Staff’s comment with respect to when the Form 10 goes effective and the Company’s reporting obligations under Section 13(a) of the Exchange Act when the Form 10 goes effective. The Company will use its best efforts to address all of the Staff’s comments prior to the Form 10 going effective and understands that, in the event all of the Staff’s comments have not been adequately addressed when the Form 10 goes effective, it will still be subject to such reporting obligations.

SEC Comment #2:

We note FTE Network was subject to an order on September 12, 2014 revoking the registration of its securities pursuant to Section 12(j) of the Securities Exchange Act of 1934 for failure to file periodic reports. Please revise your disclosure to discuss the revocation of the registration of your securities under Section 12, including the release number, the date of revocation and the reason the registration of your securities was revoked.

Management’s Response to Comment #2:

In response to the Staff’s comments, the Company has revised the disclosure under “Corporate History” on page 5 of Amendment No. 1 to the above-referenced Form 10 to include additional information regarding the revocation of the registration of our securities, including the release number, the date of the revocation, and the reason for the revocation.

SEC Comment #3:

We note that you refer to the company on your company website as being a publicly traded company. It appears you should revise these references as it does not appear that your company’s securities are currently trading.

Management’s Response to Comment #3:

In response to the Staff’s comment, the Company has removed all references to the Company as a “publicly traded company” from its website.

Item 1. Business Overview

SEC Comment #4:

Please add a separately captioned section that discusses the detriments or challenges of being a public reporting company. Additionally, please acknowledge the challenges the company has faced previously in meeting its reporting obligations.

Management’s Response to Comment #4:

In response to the Staff’s comment, the Company has included a risk factor under Item 1A on page 17 of Amendment No. 1 to the above referenced Form 10, discussing the challenges related to being a public company, and has added disclosure under the section entitled “The Revocation of the Registration of Our Securities” beginning on page 5 discussing the challenges that we have faced in meeting reporting obligations in the past.

U.S. Securities and Exchange Commission

May 5, 2015

Changes Resulting from the Merger, page 5

SEC Comment #5:

The organization chart provided on page 5 does not appear to show the organization of the company following the Beacon Merger and March 2014 changes (including name changes). Please revise. Please also provide an organization chart showing the current structure of the company if different. If the company’s current organization is not different, please provide disclosure stating this.

Management’s Response to Comment #5:

In response to the Staff’s comment, the Company has revised the organization chart on page 5 to properly depict the organization of the Company following the Beacon merger, and has disclosed that this chart also represents the current organization of the Company.

Customer Relationships, page 9

SEC Comment #6:

You disclose that Customer A represented 73% of your revenues for fiscal year ended September 30, 2014, and 32% of your accounts receivable for the three months ended December 31, 2014. You also disclose that Customer C represented 45% of your accounts receivable for the fiscal year ended September 30, 2014 and 89% of your revenues for the three months ended December 31, 2014. Please identify Customers A and C. Also discuss the significance of and changes in revenues and accounts receivables from your material customers in your Management’s Discussion and Analysis, including why Customer C represented such a significant amount of revenues for the three months ended December 31, 2014 when Customer A represented a significant amount of revenues in the fiscal year ended September 30, 2014.

Management’s Response to Comment #6:

In response to the Staff’s comment, and a follow-up discussion with the Staff, the Company has revised our discussion of Customer Relationships on page 11 of Amendment No. 1 to provide detailed descriptions of each of Customers A and C. We have also included a discussion regarding the significance of, and changes in revenue and accounts receivable from our major customers, including why Customer C represented such a significant amount of revenue for the three months ended December 31, 2014, when customer A represented a significant amount of revenues in the fiscal year ended September 30, 2014. During our review, we also discovered an inadvertent error in the calculation of customer concentration percentages, and change our disclosure to correct these percentages.

We have also revised the disclosure in the Management's Discussion and Analysis on pages 28 and 29 of Amendment No. 1 to describe the project-based nature of our revenues, which may result in significant period-to-period shifts in customer concentrations.

U.S. Securities and Exchange Commission

May 5, 2015

Risk Factors

Our common stock will be subject to the Penny Stock Rules…, page 20

SEC Comment #7:

Please revise your risk factor to accurately reflect the current status of your securities on the public market. For example please remove references to what your market price “is, and will likely remain for the foreseeable future.”

Management’s Response to Comment #7:

In response to the Staff’s comment, the Company has revised its risk factor on page 23 to reflect the current status of its securities on the public market. Specifically, the Company has revised the risk factor as follows:

Our common stock is not listed on a national stock exchange or quoted on an interdealer quotation system and the trading market in our common stock is limited. The foregoing may make transactions in our stock cumbersome and negatively impact the liquidity of our stock which may reduce the value of an investment therein.

On August 20, 2014, the SEC announced that trading in our common stock would be temporarily suspended due to our failure to file periodic reports with the SEC since the period ended June 30, 2012. Prior to the suspension, our common stock was not listed on a national stock exchange but was quoted on the OTC Markets. Currently, our common stock is not listed, traded or quoted on any national stock exchange or on the OTC Markets. Since there is no established trading market for our stock, bid, ask and other trading data are currently unavailable for our common stock. In addition, since our securities are not traded or quoted on an exchange or interdealer quotation system, investor’s bids and offers are not collected in a central place so there is diminished market transparency and execution of orders may be difficult. These factors may negatively impact the liquidity of our common stock.

Management’s Discussion and Analysis, page 21

Discussion of Operating Results, for the three months ended December 31, 2014 and 2013, page 25

SEC Comment #8:

We note from the second paragraphs of pages F-12 and F-37 that your allowance for doubtful accounts receivables remained unchanged during the three months ended December 31, 2014. We also note that your accounts receivable balance has increased substantially over that period of time and that your Days' Sales Outstanding ratio for accounts receivable has similarly deteriorated and substantially exceeds your 30 days payment terms. Please address these adverse trends and the adequacy of your allowance for doubtful accounts in your discussion of your results of operations.

U.S. Securities and Exchange Commission

May 5, 2015

Management’s Response to Comment #8:

In response to the Staff’s comment, the Company has revised its disclosure under “Liquidity and Capital Resources” on page 31 of Amendment No. 1 to the above referenced Form 10, to address the increase in the collection period of its receivables and to discuss the adequacy of our allowance for doubtful accounts in the discussion on the results of our operations. Specifically, the Company lengthened payment terms during 2014 from 30 days to 60-75 days for its largest customers. As a result, certain receivables increased. Further, management was able to determine uncollectable accounts as of September 2014, and, using that figure, was able to estimate uncollectable accounts as of December 2014.

Liquidity and Capital Resources, page 27

SEC Comment #9:

We note from the sixth paragraph of page F-39 that the company has suspended payments on all of its notes payable and that certain of its noteholders have agreed to forbear. Please expand your discussions of liquidity and capital resources to address the known uncertainties regarding your suspension of debt service. Explain the terms and the limits of your lender forbearance. Discuss any known uncertainties about your obligations to those lenders who have not yet agreed to forbear.

Management’s Response to Comment #9:

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 32 in Amendment No. 1 to the above referenced Form 10, to include a discussion regarding the lender forbearance agreements, and to identify known uncertainties regarding obligations to lenders who have not yet agreed to forbear.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29

SEC Comment #10:

Please remove the pro forma columns from your beneficial ownership table. Instead, please explain in an appropriate subsection of the registration statement that you were required under the Beacon merger agreement to seek approval for an increase in authorized shares of common stock and authorization of a reverse stock split within 30 days of the effective date of the merger. Disclose why you have not met this requirement, when you expect to seek such approval and the consequences of such approval.

Management’s Response to Comment #10:

In response to the Staff’s comment, the Company has removed the pro forma columns from the beneficial ownership table on page 35, and has expanded its disclosure under “Beacon Merger” on page 3 of Amendment No. 1 to the above-referenced Form 10 to explain that the Company was unable to effectuate the 1-for-20 reverse stock split or the effective common stock authorized share increase, because it had not complied with its reporting obligations.

U.S. Securities and Exchange Commission

May 5, 2015

SEC Comment #11:

Since your common stock and Series D preferred stock have different voting rights, please add a column to the table showing total voting control by each person listed in the table.

Management’s Response to Comment #11:

In response to the Staff’s comment, the Company has added columns to the table showing total voting control by each person listed on the table on page 35 of Amendment No. 1 to the above-referenced Form 10.

Item 5. Directors and Executive Officers, page 30

SEC Comment #12:

Please revise the biographies of your officers and directors to disclose at the outset of each biography the person’s tenure as officer and/or director of the registrant;

Management’s Response to Comment #12:

In response to the Staff’s comments, the Company has revised the disclosure under Item 5 beginning on page 36 of Amendment No. 1 to the above-referenced Form 10, so that each biography begins by disclosing the tenure of the officer/director.

SEC Comment #13:

Clearly disclose each person’s principal occupation or position of employment in the past five years by providing dates of employment for each occupation or employment mentioned and providing the name and principal business of any corporation or other organization in which such occupations or employment were carried on.

Management’s Response to Comment #13:

In response to the Staff’s comments, the Company has revised the disclosure under Item 5 beginning on page 36 of Amendment No. 1 to the above-referenced Form 10, so that each biography includes both dates of employment by the Company, as well as the officers’/directors’ employment history for the past five years.

SEC Comment #14:

Please clarify your references in Mr. Palleschi’s biography to his growing Focus Fiber Solutions “to $100MM run rate and sold in 2013 for an enterprise value of 25MM.” We note that Focus Fiber Solutions continues to be a subsidiary of the company, and it is not clear how you arrived at a $100MM run rate.

Management’s Response to Comment #14:

In response to the Staff’s comments, the Company has revised the disclosure under Item 5 on page 36 of Amendment No. 1 to the above-referenced Form 10, and has removed the reference to “100MM run rate and sold in 2013 for an enterprise value of 25MM.”

U.S. Securities and Exchange Commission

May 5, 2015

SEC Comment #15:

Please revise Mr. Klumpp’s biography to clarify the disclosure, “a startup of $230M ending at $3.4B,” in reference to the bank conversions.

Management’s Response to Comment #15:

In response to the Staff’s comments, the Company has revised the disclosure under Item 5 on page 37 of Amendment No. 1 to the above-referenced Form 10, and has removed the reference to “a startup of $230M ending at $3.4B”

Item 7. Certain Relationships and Related Transactions and Director Independence, page 34

SEC Comment #16:

Please revise your disclosure to identify the major shareholder who controls TBK327 Partners, LLC.

Management’s Response to Comment #16:

In response to the Staff’s comments, the Company has included the name of the major stockholder who controls TBK327 on page 41 of Amendment No. 1 to the above-referenced Form 10.

SEC Comment #17:

Please revise your disclosure regarding indebtedness to related parties by providing all the disclosure required by Item 404(a)(5) of Regulation S-K, including the largest aggregate amount of principal outstanding during the period, the amount outstanding as of the latest practicable date, and the amount of principal and interest paid during the period.

Management’s Response to Comment #17:

In response to the Staff’s comments, the Company has revised its disclosure under Item 7 beginning on page 41 to include the requested disclosures.

Item 8. Legal Proceedings

SEC Comment #18:

Please revise your disclosure to include all information required by Item 103 of Regulation S-K. For example, please include the date proceedings were instituted and information regarding the factual basis underlying the proceedings.

Management’s Response to Comment #18:

In response to the Staff’s comments, the Company has revised the legal proceedings disclosures under Item 8 beginning on page 42 to include all information required by Item 103 of Regulation S-K, including the date that the proceedings were instituted and information regarding the factual basis underlying the proceedings.

U.S. Securities and Exchange Commission

May 5, 2015

SEC Comment #19:

In the summary of several legal proceedings, you disclose that the proceedings involve “claims…which Focus Fiber contends were assumed under a June 19, 2013 Asset Purchase Agreement, and are the obligations of other parties and/or other individuals or entities.” Please identify the asset purchase agreement, the parties to the asset purchase agreement and the material terms of the agreement. Also clarify your statement that, “[t]he liability claims are being pursued against other parties and/or other individuals or entities for ultimate liability,” by explaining who is pursuing the claims and who the other parties and individuals or entities are.

Management’s Response to Comment #19:

In response to the Staff’s comments, the Company has revised the legal proceedings disclosure under Item 8 beginning on page 42 of Amendment No. 1 to the above-referenced Form 10, and has removed the references to “claims…which Focus Fiber contends were assumed under a June 19, 2013 Asset Purchase Agreement.”

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 37

SEC Comment #20:

Please substantially revise your disclosure in this section. You state that on August 30, 2014 the U.S. Securities and Exchange Commission suspended trading on your securities and your shares are now only quoted on the grey sheets. According to Commission Order Release 34-72871, the trading suspension occurred on August 20, 2014. Subsequently, FTE Networks registration of its securities was revoked under Section 12(j) of the Exchange Act of 1934 on September 12, 2014 by Order Release 34-73085. Please revise you disclosure to accurately describe the current status of your securities.

Management’s Response to Comment #20:

As requested, the Company has revised Item 9 beginning on page 44 to, among other things, clarify that the SEC suspended trading of our securities on August 20, 2014, and that subsequently on September 12, 2014, the SEC issued an Order that, effective immediately pursuant to Section 12(j) of the Exchange Act, the registration of each class of the Company’s securities registered pursuant to Exchange Act Section 12 be revoked. In addition, we have further disclosed that subsequent to the foregoing, our common stock is not listed, traded or quoted on any national stock exchange or on the OTC Markets. Accordingly, as noted in the chart therein, bid and ask information is unavailable for the time period following August 20, 2014.

U.S. Securities and Exchange Commission

May 5, 2015

Item 10. Recent Sales of Unregistered Securities, page 37

SEC Comment #21:

Please include all information required by Item 701 of Regulation S-K. For example, disclose the date of each issuance of securities, name the persons who received the securities, and disclose the nature of the services or aggregate compensation received. Also disclose the number of persons who received the Series D and E preferred stock in the Beacon Merger and the number of shares received by each person. Identify your equity funding partner and explain what you mean that “[t]he Company has subscribed 414,800 shares of Series D preferred stock” pursuant to an agreement with an equity funding partner.

Management’s Response to Comment #21:

In response to the Staff’s comments, the Company has revised the disclosure under Item 10 beginning on page 45 of Amendment No. 1 to the above-referenced Form 10 to include all information required by Item 701 of Regulation S-K.

Financial Statements

Description of Business and History

Discontinued Operations, page F-10

SEC Comment #22:

Please refer to the first paragraph of page F-10 and the third paragraph of page F-28. Tell us how the purchaser of MDT Labor LLC came to acquire 214,949 shares of Beacon- FTE Network Series D preferred shares, within two days of the filing with the Nevada Secretary of State of the Certificate of Designation of Series D Preferred Stock of Beacon Enterprise Solutions Group, Inc. Tell us and disclose how you determined the value of those preferred shares in the absence of an active trading market.

Management’s Response to Comment #22:

In response to the Staff’s comment, we have clarified our disclosure by referring to the recapitalization and restatement in the first paragraph under “2013 Transactions” in the Stockholders’ Equity footnote on page F-31 of Amendment No. 1 to the above-referenced Form 10.

On December 4, 2012, the Company issued 12,490,000 shares of Focus Venture Partners, Inc. (“Focus”) common stock in connection with the acquisition of MDT Labor, LLC (“MDT”). Subsequently, upon the sale of MDT, 10,516,500 shares of Focus were returned to the Company. These shares were valued using the market approach, as described in our response to SEC Comment #33.

On the Beacon Merger date, all Focus common shares were exchanged for FTE Networks Series D Preferred shares.

U.S. Securities and Exchange Commission

May 5, 2015

The Beacon Merger resulted in Focus restating its stockholders’ deficiency on a recapitalization basis, such that all equity accounts and all related equity disclosures are presented as if the recapitalization had occurred as of the beginning of the earliest period presented. Accordingly, all Focus common stock share transactions occurring prior to the Beacon Merger on June 19, 2013 have been restated and are disclosed in terms of their FTE Networks Series D preferred share equivalents.

The 12,490,000 shares of Focus common stock issued upon the acquisition of MDT are shown on the statement of stockholders’ deficiency and on page F-31 as their equivalent 255,474 shares of Series D preferred shares, and the 10,516,500 Focus common stock shares returned to the Company by the purchaser of MDT are shown on the statement of stockholders’ deficiency as their equivalent 214,949 shares of Series D preferred shares and are disclosed on page F-31 on the same basis.

Summary of Significant Policies

Revenue and Cost of Goods Sold Recognition, page F-11

SEC Comment #23:

Please tell us the circumstances in which revenues are recognized even though the revenue recognition criteria are not met.

Management’s Response to Comment #23:

The Company respectfully notes that there are no instances in which revenue is recognized without revenue recognition criteria being met. In response to the Staff’s comment, the Company has revised the disclosure in the second paragraph under “Revenue and Cost of Goods Sold Recognition” on pages 26, F-12 and F-39 of Amendment No. 1 to the above referenced Form 10, as follows: "The Company begins recognizing revenue on a project as project costs are incurred and revenue recognition criteria are met."

In addition, the Company has deleted the following two sentences "Costs may be incurred before persuasive evidence of an arrangement. In those cases, if recoverability from that arrangement is probable, the project costs are deferred and revenue recognition is delayed."

Persuasive evidence of an arrangement is obtained prior to the commencement of work and the incurrence of costs.

SEC Comment #24:

We note from the penultimate paragraph of page F-11 that you defer project costs incurred in certain situations before you have obtained persuasive evidence that an arrangement exists between you and your customers. Tell us the amount of such deferred costs at each balance sheet date. Tell us also how you determine in such circumstances that such deferred costs are probably recoverable in the absence of persuasive evidence that an arrangement exists.

U.S. Securities and Exchange Commission

May 5, 2015

Management’s Response to Comment #24:

The Company respectfully notes that there were no deferred costs balances at each balance sheet date that were associated with contracts whereby persuasive evidence of an arrangement did not exist. As noted above in management’s response to Comment #23, the disclosure has been corrected.

Earnings (Loss) per Share, page F-14

SEC Comment #25:

Tell us how 5G Investments, LLC’s right to purchase additional Series D Preferred, as disclosed in the third paragraph of page 5, enters your EPS calculations.

Management’s Response to Comment #25:

The Company respectfully notes that since the exercise price of 5G Investments, LLC’s right to purchase additional Series D Preferred is the same as the equivalent value of the common stock, there are therefore no incremental shares to be considered when using the treasury stock method to calculate potentially dilutive weighted average shares outstanding.

Fair Value of Financial Instruments, page F-15

SEC Comment #26:

We note that certain parties hold detached rights to acquire your Series D Preferred shares. We also note the interest rates on your notes payable vary widely and that your notes payable come due throughout your September 30, 2015 fiscal year and into your September 30, 2016 fiscal year. Tell us how you determined that “none of (your) assets and liabilities were subject to fair value measurements” and how the carrying values of your various financial instruments approximates their “respective fair value due to the short maturity of these items”.

Management’s Response to Comment #26:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to the above referenced Form 10 to remove the sentence that "none of our assets and liabilities were subject to fair value measurements" in both the forepart and the footnotes to the financial statements.

We perform a classification assessment every reporting period of the detached rights to acquire Series D Preferred Shares and conversion features embedded in our notes payable. We have concluded that the detached rights and the embedded conversion feature do not require liability treatment or bifurcation. Therefore, re-measurement of fair value every reporting period is not required.

U.S. Securities and Exchange Commission

May 5, 2015

All notes payable as of September 30, 2014 were either due in Fiscal 2015, are past due or are due on demand. As of September 30, 2014 there were no notes expected to come due in fiscal 2016 and all notes payable were classified as current. Due to the short-term nature of these obligations the fair value would approximate the carrying value. In addition, the Senior Secured Notes, which approximate 80% of the total non-related party notes payable outstanding principal balance, carries an interest rate of 15%, which approximates the market rate that would have been available to the Company at the time of issuance, for similar financial arrangements under similar conditions.

10. Stockholders’ Equity

Series D Convertible Preferred Stock, page F-27

SEC Comment #27:

Please clarify your disclosure and address whether or not your Series D Preferred shares are mandatorily convertible or convertible upon the option of the holder.

Management’s Response to Comment #27:

In response to the Staff’s comments, the Company notes that the Series D Preferred shares are mandatorily convertible, and has revised the disclosure on page F-30 to indicate such.

SEC Comment #28:

It appears as though various disclosures regarding the convertibility of your Series D Preferred shares are inconsistent with each other and with the Certificate of Designation of Series D Preferred Stock of Beacon Enterprise Solutions Group, Inc. incorporated by reference to Exhibit 3.3 to your Form 8-K filed on June 25, 2013. For example: Both footnotes [1] on page F-15 and F-38 indicate that these preferred shares are not convertible “until the Company has effected a sufficient increase in the authorized common shares”, and Section 3 of the Certificate of Designation of Series D Preferred Stock appears to require the Company to “take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series D Preferred Stock”. Please clarify and tell us whether the Company is in compliance with the terms of Section 3 of the Certificate of Designation of Series D Preferred Stock.

U.S. Securities and Exchange Commission

May 5, 2015

Management’s Response to Comment #28:

The Company respectfully notes that the Company is in compliance with Section 3 of the Certificate of Designation of Series D Preferred Stock because the requirements of Section 3 commence with the automatic conversion of the initial issuances of the Series D Preferred Stock, which hasn’t occurred yet. See below.

(3)               Reservation of Authorized Shares. The Corporation shall, beginning on the Conversion Date (through implementation of the Reverse Stock Split, which is a condition precedent for any conversion pursuant to Section 2 hereof) and thereafter for so long as any of the shares of Series D Preferred Stock are outstanding and convertible pursuant to Section 2 hereof, take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series D Preferred Stock, 100% of such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the shares of Series D Preferred Stock then outstanding.

SEC Comment #29:

Similarly please clarify the terms of the conversion ratio of Series D Preferred Stock into common stock. Section 2(a) of the Certificate of Designation of Series D Preferred Stock appears to require that “each share of Series D Preferred Stock shall automatically be converted into twenty (20) shares of Common Stock” upon any reverse stock split and that such a ratio would be maintained no matter what the actual ratio of the reverse split. Other sections of your document indicate that Series D Preferred shares will convert into 400 common shares. Please clarify. Explain for us also how Section 2(a) of the Certificate of Designation of Series D Preferred Stock interacts with the anti-dilution provisions of Section 9(a) of the Certificate of Designation of Series D Preferred Stock.

Management’s Response to Comment #29:

It was the Company’s intention that the 1:20 reverse stock split contemplated in the merger agreement would have occurred not long after the reverse merger and the Series D Preferred Shares would then convert automatically into the post-split common shares. While the Series D Preferred Shares were convertible only into 20 post-split common shares, they were equivalent to 400 pre-split common shares. The anti-dilution provisions of Section 9(a) were intended to only apply to Series D Preferred Shares that were issued following the automatic conversion into common shares.

In response to the Staff’s comment, the Company has revised its disclosures on pages 23, 35, F-16 and F-41 of the document to clarify that each share of Series D Preferred stock is convertible into 400 shares of common stock on a pre-split basis, which are the equivalent of 20 shares of common stock after the effect of the 1-for-20 reverse stock split.

U.S. Securities and Exchange Commission

May 5, 2015

SEC Comment #30:

We note from the third paragraph of page 5 that 5G Investments, LLC obtained the right to purchase additional Focus Venture Partners Preferred B Shared (now Beacon – FTE Networks Series D Preferred Shares). Tell us and disclose the terms of your Series D Preferred share purchase rights. Similarly, tell us and disclose how you accounted for and how you determined the value of these rights as of the June 19, 2013 transaction and subsequently.

Management’s Response to Comment #30:

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No.1 to the above referenced Form 10, as follows:

On June 19, 2013, Focus and 5G Investments, LLC (“5G”) entered into a securities purchase agreement (the “Purchase Agreement”) that provided for the purchase by 5G of up to $3,500,000 of shares of Focus Preferred B Shares, which would be exchanged for the Company’s Series D Preferred stock at a price equivalent to $4.00 per Series D share upon the consummation of the Beacon Merger. On June 19, 2013, 5G purchased 30,000 Focus Preferred B Shares at a price of $50.00 per share, for an aggregate purchase price of approximately $1,500,000, which were exchanged for 375,000 Series D Preferred shares (at a price equivalent to $4.00 per Series D share) in connection with the Beacon Merger. On June 19, 2013, FTE, 5G and Focus executed an Assignment and Consent to Assignment Agreement (the “Assignment”) which provided for the assignment of the Purchase Agreement by Focus to FTE. On September 30, 2014, and December 31, 2014 5G purchased an additional 414,800 shares and 195,918 shares of Series D preferred stock, respectively, at $4.00 per share, pursuant to the Purchase Agreement.

The Company respectfully notes that we have concluded that 5G’s purchase rights (essentially a warrant) do not require liability treatment and because the purchase rights were issued in connection with the preferred stock, the value of the warrant and the preferred stock were collectively recorded as a credit to equity. Hence, there is no need to value the purchase rights because there is no incremental accounting.

2013 Transactions, page F-28

SEC Comment #31:

Explain for us why the third paragraph of page F-28 states that on December 4, 2012 the Company issued 255,474 shares of Series D Preferred Stock in connection with the acquisition of MDT Labor when the Certificate of Designation of Series D Preferred Stock certifies that no Series D Preferred Stock had been issued as of June 17, 2013 (the date the Board of Directors’ consents were file with the Nevada Secretary of State).

U.S. Securities and Exchange Commission

May 5, 2015

Management’s Response to Comment #31:

Please see our response to SEC Comment # 22 regarding the 12,490,000 shares of Focus common stock issued upon the acquisition of MDT and reflected on the statement of stockholders’ deficiency as the equivalent of 255,474 shares of Series D preferred shares.

SEC Comment #32:

Further, refer to the line item, “Common shares of Focus Venture Partners, Inc.,” on page F-7. Please reconcile this line item to the disclosure on page F-28. The line item on page F-7 states that common shares of Focus Venture Partners, Inc., valued at $999,200, were given as consideration for the acquisition of MDT Labor, LLC. The disclosure in the third paragraph of page F-28 however indicates the Company issued 255,474 shares of Series D preferred valued at $999,200 as consideration for the acquisition of MDT Labor, LLC, on December 4, 2012.

Management’s Response to Comment #32:

Please see our response to SEC Comment #22. In response to the Staff’s comment, the disclosure in the fourth paragraph of page F-9 was amended to make it clear that pre-reverse merger transactions have been restated as if the recapitalization had occurred as of the beginning of the earliest period presented, and the line item description in the Statement of Cash Flows on page F-7 was changed to indicate that Series D Preferred Shares, valued at $999,200 were provided as consideration for the acquisition of MDT Labor, LLC, consistent with the disclosure on page F-31.

SEC Comment #33:

Tell us and disclose how you determined the value of Focus Venture Partners’ equity shares given as consideration in the absence of an active trading market for those shares.

Management’s Response to Comment #33:

The Company employed the market approach to valuing the private company shares. Specifically, the backsolve method was used whereby recent transactions in the Company’s own securities are used as the basis for the valuation. The $0.08 per share value used for the Focus Venture Partners common stock, was determined as the effective price from our private offering of Focus Venture Partners common stock. Notice of this offering was filed on Form D by Focus Venture Partners on June 8, 2012. This price was further corroborated on or about June 19, 2013, when shares of Focus Series B Preferred stock were sold to a third party, also at a price equivalent to $0.08 per Focus common share, just prior to effecting the reverse merger transaction (at which time the Focus Series B Preferred stock was converted into FTE Networks’ Series D Preferred Stock).

U.S. Securities and Exchange Commission

May 5, 2015

Requested Acknowledgment

FTE Networks, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at if you have any questions.

Sincerely,

/s/ Michael Palleschi

Michael Palleschi
Chief Executive Officer
FTE Networks, Inc.
5495 Bryson Drive, Suite 423

Naples, Florida 34109

1-877-878-8136

cc: Clayton Parker, Esq., K&L Gates, LLP